     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 1996

                                                      REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                        WINDMERE-DURABLE HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

                       FLORIDA                                              59-1028301
             (State or Other Jurisdiction                                (I.R.S. Employer
          of Incorporation or Organization)                            Identification No.)

                             5980 MIAMI LAKES DRIVE
                           MIAMI LAKES, FLORIDA 33014
                                 (305) 362-2611
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrants Principal Executive Offices)
                             ---------------------

                               DAVID M. FRIEDSON
                           CHAIRMAN OF THE BOARD AND
                            CHIEF EXECUTIVE OFFICER
                        WINDMERE-DURABLE HOLDINGS, INC.
                             5980 MIAMI LAKES DRIVE
                           MIAMI LAKES, FLORIDA 33014
                                 (305) 362-2611
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                          COPIES OF COMMUNICATIONS TO:

                             ANDREW HULSH, ESQUIRE
                          GREENBERG, TRAURIG, HOFFMAN,
                         LIPOFF, ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0832
                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.
                             ---------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------
                                                   PROPOSED MAXIMUM PROPOSED MAXIMUM
         TITLE OF SHARES            AMOUNT TO BE    OFFERING PRICE      AGGREGATE        AMOUNT OF
         TO BE REGISTERED            REGISTERED      PER SHARE(1)   OFFERING PRICE(1) REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value...... 2,708,112 shares      $13.38        $36,234,538        $12,494
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee and pursuant to Rule 457(c), based on the closing prices for the registrant's Common Stock on June 20, 1996, as reported by the New York Stock Exchange.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION DATED JUNE 25, 1996

PROSPECTUS

                                2,708,112 SHARES

                        WINDMERE-DURABLE HOLDINGS, INC.

                                  COMMON STOCK
                             ---------------------

     This Prospectus relates to an aggregate of 2,708,112 shares (the "Shares") of Common Stock, par value $.10 per share (the "Common Stock"), of Windmere-Durable Holdings, Inc., a Florida corporation (the "Company" or "Windmere"), proposed to be sold from time to time by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders.

     The Company has registered the Shares under the Securities Act for sale by the Selling Shareholders. See "Selling Shareholders." The Selling Shareholders have advised the Company that they may from time to time sell all or a portion of the Shares offered hereby in one or more transactions in the over-the-counter market, on the New York Stock Exchange ("NYSE"), on any exchange on which the Common Stock may then be listed, in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale or prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of the Shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Shareholders and any participating broker-dealers may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). Neither the Company nor the Selling Shareholders can presently estimate the amount of commissions or discounts, if any, that will be paid by the Selling Shareholders on account of their sales of the Shares from time to time. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including certain liabilities under the Securities Act. See "Plan of Distribution."

     The Common Stock is quoted on the NYSE under the symbol "WND." On June 20, 1996, the closing price of the Common Stock on the NYSE was $13.38 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                  THE DATE OF THIS PROSPECTUS IS JUNE   , 1996

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; 3475 Lenox Road, N.E., Suite 1000, Atlanta, Georgia 30326-7232; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Quotations relating to the Company's Common Stock appear on the NYSE and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under the Exchange Act are incorporated in and made a part of this Prospectus by reference:

          (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Form 10-K/A dated April 29, 1996;

          (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996;

          (c) The Company's Proxy Statement filed May 14, 1996 relating to its 1996 Annual Meeting of Shareholders;

          (d) the following financial statements of Salton/Maxim Housewares, Inc. ("Salton/Maxim") contained in the Salton/Maxim Proxy Statement dated June 10, 1996:

             (A) Balance Sheet, Statement of Operations and Statement of Cash Flows at and for the fiscal year ended July 1, 1995;

             (B) Balance Sheet at March 30, 1996;

             (C) Statements of Operations for the 39 weeks ended March 30, 1996 and April 1, 1995; and

             (D) Statements of Cash Flows for the 39 weeks ended March 30, 1996 and April 1, 1995.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed documents, which also are incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company hereby undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be addressed to: Burton A. Honig, Vice President-Finance, Windmere-Durable Holdings, Inc., 5980 Miami Lakes Drive Miami Lakes, Florida 33014, telephone number (305) 362-2611.

                                  THE COMPANY

     Windmere is engaged principally in manufacturing and distributing a wide variety of personal care, kitchen electric and seasonal products. The Company designs and manufactures its products for sale to retail stores, distributors and professional beauty supply customers located primarily in the United States, Canada and Europe, with additional distribution in Latin America and the Far East. The Company's products are sold largely under its Windmere trade name, as well as under other trade names, trademarks and private labels. The Company also manufactures products on a contract basis for others.

     The Company was incorporated under the laws of the State of Florida in 1963. The Company's executive offices are located at 5980 Miami Lakes Drive, Miami Lakes, Florida 33014, and its telephone number is (305) 362-2611.

                                  RISK FACTORS

     Investment in the Common Stock offered hereby involves certain risks. Prospective purchasers should carefully consider the following factors, in addition to the other information contained in this Prospectus, when evaluating the Company and its business before making an investment decision.

     Competition. The sale of personal care products and appliances is characterized by intense competition. Competition is based upon price and quality, as well as innovation in the design of new products and replacement models and in marketing and distribution approaches. The Company believes that its future success will depend upon its ability to develop and produce reliable products which incorporate developments in technology and satisfy consumer tastes with respect to style and design and its ability to market such products at competitive prices. The Company encounters significant competition from many domestic and international companies which have substantially greater financial resources than those of the Company. The Company's competitors include Clairol, Conair, Helen of Troy, Norelco and Remington, among others. No assurance can be given that the Company will be able to successfully compete with these or other companies in the future.

     Foreign Operations. The Company's products are primarily manufactured by Durable Electrical Metal Factory, Ltd. ("Durable"), its wholly-owned Hong Kong subsidiary, in Bao An County, Guandong Province of the People's Republic of China ("People's Republic"), which is approximately 60 miles northwest of central Hong Kong. The Company has a significant amount of its assets in the People's Republic, primarily consisting of inventory, equipment and molds. Substantially all of the Company's products are manufactured by Durable and unrelated factories in the People's Republic. Approximately 85% to 90% of the Company's products are manufactured by Durable. The supply and cost of these products can be adversely affected, among other reasons, by changes in foreign currency exchange rates, increased import duties, imposition of tariffs, imposition of import quotas, interruptions in sea or air transportation and political or economic changes. From time to time, the Company explores opportunities to diversify its sourcing and/or production of certain products to other low-cost locations or with other third parties or joint venture partners in order to reduce its dependence on production in the People's Republic and/or reduce Durable's dependence on the Company's existing distribution base. However, at the present time, the Company intends to continue its production in the People's Republic.

     In June 1989, the People's Republic experienced civil disturbances and, although such disturbances have dissipated since that time, there continues to be pressure for political reform. No assurance can be given, however, that civil disturbances will not recur. If it becomes necessary to relocate the Company's manufacturing facilities from the People's Republic as a result of civil disturbances in that country or otherwise, the Company believes the production currently conducted in the People's Republic could be relocated to other Far East locations, including Hong Kong, or other low-cost manufacturing locations, with only temporary disruption and delay in such production and possible short-term operating and capital losses, provided that the Company is able to move substantially all of its manufacturing equipment and other assets currently in the People's Republic to another location. If the Company is unable to remove such assets, due to confiscation, expropriation, nationalization, embargoes or governmental restrictions, it would incur substantial operating and capital losses,including losses resulting from business disruption and delays in production. In addition, as a result of a relocation of its manufacturing equipment and certain other assets, the Company would likely incur relatively higher manufacturing costs. A relocation could also adversely affect the Company's revenues if the demand for the Company's products currently manufactured in the People's Republic decreases due to a disruption in the production and delivery of such products or due to higher prices which might result from increased manufacturing costs. Furthermore, earnings could be adversely affected due to reduced sales and/or the Company's inability to maintain its current margins on the products currently manufactured in the People's Republic.

     In 1996, President Clinton extended the People's Republic's most-favored-nation (MFN) trading status for an additional year, beginning July 1996. The President announced in 1994 that the United States would, in the future, permanently de-link MFN renewal from human rights issues, other than freedom of emigration provisions. Under U.S. law, MFN status means that products are subject to the relatively low duty rates set forth in Column 1 of the Harmonized Tariff Schedules of the United States (HTSUS), that have resulted from several rounds of reciprocal tariff negotiations conducted under the auspices of the General Agreement on Tariffs and Trade (GAT) since 1945. Products from countries not eligible for MFN treatment are subject to much higher rates of duty, averaging 30 percent ad valorem, as set forth in Column 2 of the HTSUS. If MFN status for goods produced in the People's Republic were removed, there would be a substantial increase in tariffs imposed on goods of Chinese origin entering the United States, including those manufactured by the Company, which could have a material adverse impact on the Company's revenues and earnings.

     The Company's foreign sales and operations are subject to the usual risks incident to operating abroad, including currency fluctuations, political conditions and changes in foreign laws. A weakening or strengthening of the United States dollar may result in higher or lower cost of goods for the Company from suppliers in countries whose exchange rate does not parallel the United States dollar, unlike Hong Kong, the currency of which fluctuates substantially parallel to the United States dollar. The Company does not engage in currency hedging activities.

     No provision has been made for United States income taxes on undistributed earnings of foreign subsidiaries and joint ventures, which totaled approximately $104 million as of December 31, 1995, as it is anticipated that such earnings will be reinvested in their respective operations or in other foreign operations. Repatriating those earnings or using them in some other manner which would result in a United States income tax liability would reduce the Company's after tax earnings and available working capital.

     Reliance Upon Certain Customers. The Company's revenues in the aggregate from sales of its products to its five largest customers during the years ended December 31, 1995, 1994 and 1993 were approximately 43%, 40% and 41%, respectively, of its total revenues. Although the Company has long-established relationships with many of its customers, the Company does not have long-term supply contracts with them. A decrease in business from any of its major customers could have a material adverse effect on the Company's results of operations and financial condition.

     Retail Industry. The Company sells its products to retailers, including mass merchandisers, department stores, catalog showrooms, wholesale clubs and other retailers. Certain of such retailers have engaged in leveraged buyouts or transactions in which they incurred a significant amount of debt, and some are currently operating under the protection of bankruptcy laws. The Company has incurred credit losses as a consequence of difficulties experienced by its customers for the years ended 1995, 1994 and 1993, of approximately $895,000, $231,000 and $212,000, respectively. Retail sales depend, in part, on general economic conditions, and a significant further decline in such conditions could have a negative impact on sales by retailers of the type of products offered by the Company. A significant deterioration in the financial condition of the Company's major customers, or in the retail environment in general, could have a material adverse effect on the Company's sales and profitability. In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a "just-in-time" basis which requires the Company to shorten its lead time for production in certain cases and more closely anticipate demand, which could in the future require the carrying of additional inventories by the Company.

     Seasonality of Business. The Company's business is generally seasonal. The Company has historically experienced higher revenues in the third and fourth quarters of each fiscal year primarily due to increased demand by customers for the Company's products in the late summer for "back to school" sales and in the fall for Christmas sales. This seasonality has also resulted in additional interest expense to the Company during the third and fourth quarters of each fiscal year due to an increased need to borrow funds to maintain sufficient working capital to finance such increased demand during such periods.

     Interests in Joint Ventures. The Company shares in the profits of companies in which its ownership interest is less than 100% to the extent of such ownership interest in such companies. Prices that these companies charge the Company or are charged by it are based on negotiations which occur from time to time. No assurance can be given that the Company and each of the companies will continue to agree on prices, although the Company believes that its relationships with these companies are satisfactory. The Company believes that it has obtained or sold products from or to, as the case may be, these companies at prices and of a quality comparable to that which it could obtain or sell from or to, as the case may be, unaffiliated parties, although there can be no assurance that it will be able to continue to do so in the future.

     Recent Developments. During the past six months, the Company has entered into several new ventures. These include (i) the purchase of certain assets and marketing rights for Litter Maid(TM), a computerized, infared, automatic self-cleaning cat litter box, (ii) the acquisition of a 50% interest in the New M-Tech group of consumer electronics companies and (iii) the acquisition (which is pending) of a 50% ownership interest in Salton/Maxim Housewares, Inc. Although the Company entered into each of these transactions in the belief that they would enhance the Company's revenues, profitability and competitive position, no assurance can be given that the Company will meet its strategic and financial objectives with respect to any of these transactions.

                                USE OF PROCEEDS

     The Company will receive no proceeds from the sale of any of or all of the Shares of Common Stock being offered by the Selling Shareholders.

     Expenses expected to be incurred by the Company in connection with this offering are estimated to be approximately $40,000.

                              SELLING SHAREHOLDERS

     Of the 2,708,112 Shares of Common Stock offered hereby, 748,112 Shares were acquired from the Company as partial payment in connection with the Company's pending acquisition of 50% of the outstanding common stock of Salton/Maxim Housewares, Inc. The remaining 1,960,000 shares will be acquired by the below-identified selling shareholders identified below (other than Salton/Maxim Housewares, Inc.) upon the exercise of options to purchase shares of Common Stock. Unless otherwise indicated, the following table sets forth certain information with respect to the ownership of the Company's Common Stock by each Selling Shareholder as of June 3, 1996.

                                           OWNERSHIP OF SHARES                       OWNERSHIP OF SHARES
                                             OF COMMON STOCK                           OF COMMON STOCK
                                            PRIOR TO OFFERING        NUMBER OF         AFTER OFFERING**
                                          ----------------------       SHARES       ----------------------
NAME AND ADDRESS OF SELLING SHAREHOLDER    SHARES     PERCENTAGE   OFFERED HEREBY    SHARES     PERCENTAGE
- ----------------------------------------  ---------   ----------   --------------   ---------   ----------
Salton/Maxim Housewares, Inc.(1)........    748,612       4.6%         748,112        748,612       4.6%
Marketing Frontiers(2)..................      6,000         *           20,000          6,000         *
Wim DeVoeght(3).........................      3,500         *           15,000          3,500         *
Wilson Chan(4)..........................      4,500         *            5,000          4,500         *
Paul Chan(5)............................      5,500         *           10,000          5,500         *
Helen Foote.............................     25,000         *           25,000         25,000         *
David M. Friedson(6)....................  1,007,272       6.1%         725,000      1,007,272       6.1%
Barbara Friedson Garrett(7).............    243,205       1.5%         150,000        243,205       1.5%
Raymond Ho(8)...........................      6,500         *           10,000          6,500         *
Thomas S. Kane(9).......................     25,000         *           50,000         25,000         *
Ben Lai(10).............................      9,000         *           10,000          9,000         *
Desmond Lai(11).........................     14,500         *           20,000         14,500         *
Eliza Lai(12)...........................      9,000         *           10,000          9,000         *
John Mak(13)............................      9,500         *           10,000          9,500         *
Claude Neff(14).........................     14,000         *            5,000         14,000         *
David W. O'Neill(15)....................     51,000         *           25,000         51,000         *
Harry D. Schulman(16)...................     79,742         *          125,000         79,742         *
Raymond So(17)..........................     48,000         *           50,000         48,000         *
Arnold Thaler(18).......................    107,339         *          150,000        107,339         *
Felix S. Sabates(19)....................     39,500         *           50,000         39,500         *
S.M. Berger & Associates(20)............      5,000         *           12,500          5,000         *
Joann Daxner(21)........................          0         *            5,000              0         *
Gary Day(22)............................      2,000         *            2,500          2,000         *
Murray Lee(23)..........................          0         *           10,000              0         *
Hermann Muller(24)......................          0         *            5,000              0         *
Joel Newman(25).........................     40,000         *          100,000         40,000         *
Ourimbah Investments, Limited(26).......  1,739,000      10.6%         350,000      1,739,000      10.6%
William L. Weber(27)....................      9,000         *           10,000          9,000         *

- ---------------

   * Less than 1%.
  ** Assumes that all Shares are sold pursuant to this offering and that no other shares of Common Stock are acquired or disposed of by the Selling Shareholders prior to the termination of this offering. Because the Selling Shareholders may sell all, some or none of their Shares or may acquire or dispose of other shares of Common Stock, no reliable estimate can be made of the aggregate number of Shares that will be sold pursuant to this offering or the number or percentage of shares of Common Stock that each Selling Shareholder will own upon completion of this offering.
 (1) Ownership includes 500 shares of Common Stock owned by David C. Sabin, Chairman of the Board, Secretary and a Director of Salton/Maxim Housewares, Inc.
 (2) Marketing Frontiers has been an independent manufacturer's representative for the Company since 1988. Ownership includes options to purchase 5,500 shares of Common Stock that are exercisable within 60 days from the date hereof.

 (3) Wim DeVoeght has been the Sales Manager for Durable Europe, Ltd. for the past three years. Ownership includes option to purchase 3,500 shares of Common Stock that are exercisable within 60 days from the date hereof.
 (4) Wilson Chan has been Senior Manager -- Research and Development for Durable for the past three years. Ownership includes options to purchase 4,500 shares of Common Stock that are exercisable within 60 days from the date hereof. Mr. Chan disclaims the beneficial ownership of any Common Stock owned by his son.
 (5) Paul Chan has been the General Manager -- Production for Durable for the past three years. Ownership includes options to purchase 4,000 shares of Common Stock that are exercisable within 60 days from the date hereof.
 (6) David M. Friedson has served as Chairman of the Board of the Company since April 1996, Chief Executive Officer of the Company since January 1987 and as President of the Company since January 1985. Ownership includes options to purchase 771,000 shares of Common Stock that are exercisable within 60 days from the date hereof. Mr. Friedson disclaims the beneficial ownership of any Common Stock owned by his siblings, Belvin Friedson or his wife.
 (7) Barbara Friedson Garrett has served as Senior Vice President of the Company since February, 1996, served as an Executive Vice President -- Sales and Marketing of the Company since December 1988 and has served as a member of the Company's Board of Directors since 1984. Ownership includes options to purchase 165,000 of Common Stock that are exercisable within 60 days from the date hereof. Ms. Garrett disclaims the beneficial ownership of any Common Stock owned by her siblings, Belvin Friedson or his wife.
 (8) Raymond Ho has been General Manager -- Material Control & Coordination for Durable since 1993. Ownership includes options to purchase 6,500 shares of Common Stock that are exercisable within 60 days from the date hereof.
 (9) Thomas J. Kane has served as President of T.J.K. Sales, Inc., an independent sales representative for the Company since he founded such company in 1978, and became a member of the Company's Board of Directors in April 1996. Ownership includes options to purchase 25,000 shares of Common Stock that are exercisable within 60 days from the date hereof.
(10) Ben Lai has served as a Director of Durable for the past three years. Ownership includes options to purchase 9,000 shares of Common Stock that are exercisable within 60 days from the date hereof. Mr. Lai disclaims the beneficial ownership of the shares of Common Stock held by his siblings, his wife or Mr. or Mrs. Lai Kin.
(11) Desmond Lai has served as a Director of Durable since March 1993 and became a member of the Company's Board of Directors in 1996. Mr. Lai has held various other senior management positions with Durable for more than the last five years. Ownership includes options to purchase 13,000 shares of Common Stock that are exercisable within 60 days from the date hereof. Mr. Lai disclaims the beneficial ownership of the shares of Common Stock held by his siblings, his wife or Mr. or Mrs. Lai Kin.
(12) Eliza Lai has been General Manager -- Purchasing for Durable for the past three years. Ownership includes options to purchase 9,000 shares of Common Stock that are exercisable within 60 days from the date hereof. Ms. Lai disclaims the beneficial ownership of the shares of Common Stock held by her siblings, her husband or Mr. or Mrs. Lai Kin.
(13) John Mak has been the General Manager -- Research & Development for Durable for the past three years. Ownership includes options to purchase 9,000 shares of Common Stock that are exercisable within 60 days from the date hereof. Mr. Mak disclaims the beneficial ownership of the shares of Common Stock held by his daughter.
(14) Claude Neff has been Sales Manager for Windmere France since 1992. Ownership includes options to purchase 5,000 shares of Common Stock that are exercisable within 60 days from the date hereof.
(15) David W. O'Neill has served as President of Windmere Consumer Products, Inc., a significant subsidiary of the Company, since October 1984. Ownership includes options to purchase 43,205 shares of Common Stock that are exercisable within 60 days from the date hereof.
(16) Harry D. Schulman has served as Senior Vice President of the Company since February 1996 and Executive Vice President -- Finance and Administration of the Company since February 1993. From

     March 1990 to January 1993, he served as Senior Vice President -- Finance and Administration of the Company. Mr. Schulman has served as Chief Financial Officer of the company since March 1990. Ownership includes options to purchase 76,000 shares of Common Stock that are exercisable within 60 days from the date hereof.
(17) Raymond So has served as a Senior Vice President of the Company since February, 1996 and has been Managing Director of Durable since February 1996. Prior to his current positions and beginning in 1986, Mr. So held various senior executive management positions with Durable. Mr. So has served as a member of the Company's Board of Directors since 1995. Ownership includes options to purchase 26,500 shares of Common Stock that are exercisable within 60 days from the date hereof. Mr. So disclaims the beneficial ownership of any shares of Common Stock owned by his wife.
(18) Arnold Thaler has served as a Senior Vice President of the Company since February, 1996 and has served as a member of the Company's Board of Directors since April 1996. Mr. Thaler also served as an Executive Vice President -- Product Development, Engineering and Manufacturing of the Company since December 1988. Ownership includes options to purchase 89,000 shares of Common Stock that are exercisable within 60 days from the date hereof.
(19) Felix S. Sabates has been Chief Executive Officer of Top Sales Company, Inc., an independent sales representative, since January 1965 and a member of the Company's Board of Directors since 1991. Ownership includes options to purchase 1,500 shares of Common Stock that are exercisable within 60 days from the date hereof and options to purchase 38,000 shares of Common Stock that are exercisable within 60 days from the date hereof and owned by Top Sales Company, Inc.
(20) S.M. Berger & Associates has provided the Company with Investor Relations consulting services for the past three years. Ownership includes 5,000 shares of Common Stock owned by Stanley M. Berger, President of S.M. Berger & Associates. Mr. Berger disclaims the beneficial ownership of any Common Stock owned by his wife.
(21) Joann Daxner has been the Manager of Finance for Windmere Consumer Products, Inc., a significant subsidiary, for the past three years.
(22) Gary Day has been a sales representative for Windmere Consumer Products, Inc., a significant subsidiary, for the past three years. Ownership includes options to purchase 2,000 shares of Common Stock that are exercisable within 60 days from the date hereof.
(23) In 1996, Murray Lee joined the Company as a Sales and Marketing Executive for Asian distribution.
(24) Hermann Muller has worked with Durable as an engineering consultant since 1994.
(25) In April 1996, the Company acquired a 50-percent interest in the New M-Tech group of companies, of which Joel Newman is the President. The Company had no affiliation with Joel Newman or any of the New M-Tech group of companies, prior to 1996.
(26) Mr. Lai Kin, Chairman of Durable Electrical Metal Factory, Ltd. since 1995 and Managing Director of Durable from 1973 to 1996, is also the Managing Director of Ourimbah.
(27) William L. Weber has been the President of Paragon Industries, Inc., a joint venture partner with the Company, for the past three years. Ownership includes options to purchase 4,000 shares of Common Stock that are exercisable within 60 days from the date hereof.

                              PLAN OF DISTRIBUTION

     The Selling Shareholders have advised the Company that they may from time to time sell all or a portion of the Shares offered hereby in one or more transactions in the over-the-counter market, on the NYSE, on any exchange on which the Common Stock may then be listed, in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale or prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of the Shares for whom they may act as agent (which compensation may be in excess of customary commissions).

In connection with such sales, the Selling Shareholders and any broker-dealers or agents participating in such sales may be deemed to be underwriters as that term is defined under the Securities Act. Neither the Company nor the Selling Shareholders can presently estimate the amount of commissions or discounts, if any, that will be paid by the Selling Shareholders on account of their sales of the Shares from time to time.

     Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed broker-dealers or pursuant to available exemptions from such requirements. In addition, in certain states the Shares may not be sold therein unless the Shares have been registered or qualified for sale in such state or an exemption from such requirement is available and satisfied.

     The Company will pay certain expenses in connection with this offering, estimated to be approximately $40,000 but will not pay for any underwriting commissions and discounts, if any, or counsel fees or expenses of the Selling Shareholders. The Company has agreed to indemnify the Selling Shareholders, their directors, officers, agents and representatives, and any underwriters, against certain liabilities, including certain liabilities under the Securities Act. The Selling Shareholders have also agreed to indemnify the Company, its directors, officers, agents and representatives against certain liabilities, including certain liabilities under the Securities Act.

     The Selling Shareholders and other persons participating in the distribution of the Shares offered hereby are subject to the applicable requirements of Rule 10b-6 promulgated under the Exchange Act in connection with sales of the Shares.

                     PENDING TRANSACTION WITH SALTON/MAXIM

     In February 1996, the Company and Salton/Maxim entered into an agreement (the "Stock Purchase Agreement"), which provides for (i) the issuance and sale by Salton/Maxim to the Company of 6,508,572 shares of common stock, par value $.01 per share ("Salton Common Stock"), of Salton/Maxim (50% of the outstanding Salton Common Stock after such issuance) for $3,254,286 in cash, a promissory note in the amount of $10,847,620 and 748,112 shares of the Company's Common Stock; and (ii) the grant to the Company of the rights, preferences and privileges and the acceptance and performance by the Company of the restrictions and obligations contained in the Stock Purchase Agreement and the exhibits thereto, including, without limitation, the Stockholder Agreement and the Registration Rights Agreement. This transaction has been approved by the Board of Directors of both the Company and Salton/Maxim, and is subject to the approval of the Stockholders of Salton/Maxim and will be voted upon at a Special Meeting of stockholders of Salton/Maxim scheduled to be held July 10, 1996.

BUSINESS OF SALTON/MAXIM

     Salton/Maxim designs and markets a broad range of small kitchen appliances and personal and beauty care appliances and decorative quartz wall and alarm clocks under the brand names of Salton(R), Maxim(R), Breadman(TM), Juiceman(TM), Salton Creations(TM) and Salton Time(TM). The kitchen appliances currently marketed by Salton/Maxim include espresso/cappuccino makers, waffle makers, rice cookers, coffee makers, sandwich makers, toasters, bread makers, Hotray(R) Warming trays, juice extractors, ice cream and yogurt makers, and a wide variety of other food preparation appliances. Salton/Maxim is also the exclusive licensed retail store distributor of certain products of Popeil Pasta Products, Inc., including the Popeil Pasta Maker and Food Dehydrator, which are marketed under the Salton(R) brand name. In addition, Salton/Maxim recently announced plans to add a new line of small kitchen appliances under the White-Westinghouse(R) name. Salton/Maxim's personal and beauty care appliances include hair dryers, Wet Tunes(R) shower radios, ProSteam(R) Irons, shavers, curling irons and brushes, makeup mirrors, massagers, manicure systems and facial saunas. Salton/Maxim contracts for the manufacture of most of its products with independent manufacturers (including Durable) located overseas, primarily in the Far East and Europe. Salton/Maxim also manufactures and assembles certain appliances in its plant located in Kenilworth, New Jersey.

THE STOCK PURCHASE AGREEMENT AND EXHIBITS

     General; Option; Repurchase Option. The Stock Purchase Agreement, as amended, provides that the Company will: (i) purchase from Salton/Maxim 6,508,572 newly issued shares of Salton Common Stock (the

"New Issue Shares") for $3,524,286 in cash, a promissory note in the amount of $10,847,620 (the "Note") and 748,112 shares of the Company's Common Stock; and
(ii) acquire the rights and accept the obligations and restrictions set forth in the Stockholder Agreement and the Registration Rights Agreement. Pursuant to the Stock Purchase Agreement, the Company will also be granted an option (the "Option") to purchase up to 485,000 shares of Salton Common Stock at an exercise price of $4.83 per share, such option to be exercisable only if and to the extent that options to purchase shares of Salton Common Stock outstanding on the date of the Stock Purchase Agreement are exercised.

     The Stock Purchase Agreement provides that upon a Change in Control (as defined therein) of the Company, Salton/Maxim will have the option, but not the obligation, to purchase all, or a portion, of the shares of Salton Common Stock then owned by the Company at a per share price equal to the book value per share of Salton/Maxim's outstanding Salton Common Stock upon such Change in Control. This option may be exercised within ten days following any Change in Control.

     Representations and Warranties. The Stock Purchase Agreement contains various customary representations and warranties of the parties thereto, including representations by each of the Company and Salton/Maxim as to (i) the absence of a material adverse change to such party and (ii) the absence of certain changes or events concerning such party's business, litigation, compliance with laws, employee benefit plans, labor relations and taxes.

     The Note. The Note in the principal amount of $10,847,620 to be issued to Salton/Maxim by the Company is payable five years from the closing of the purchase and sale of the New Issue Shares and bears interest at 8% per annum payable quarterly. The Note is subordinated to the Company's indebtedness to its senior lender and any indebtedness incurred by the Company from time to time in connection with any other credit facility with any financial institution or bank; provided that the aggregate amount of such senior indebtedness shall not exceed $50,000,000. The Note is secured, subject to the subordination provisions discussed above, by all of the inventory, equipment, fixtures, accounts receivable and general intangibles of the Company and its domestic subsidiaries and is guaranteed by such domestic subsidiaries.

     The Stockholder Agreement. The Stockholder Agreement provides, among other things, for the following:

          Standstill. Subject to certain exceptions, neither the Company nor any of its affiliates may acquire or offer to acquire beneficial ownership of any equity securities of Salton/Maxim or interest therein for a period of three years from the closing of the purchase and sale of the New Issue Shares except pursuant to certain specified transactions, including exercise of the Option, which enable the Company to maintain its percentage ownership interest in the event of issuances of equity securities of Salton/Maxim. After such three-year standstill period, the Company may not acquire or offer to acquire any equity securities if, as the result of or after giving effect to such acquisition, the Company's interest would exceed its percentage interest at the end of such three-year standstill period, except pursuant to a tender offer and/or merger which would result in the Company and/or its affiliates owning all of Salton/Maxim's equity securities.

          Transfer Restriction. Subject to certain exceptions, the Company may not sell or otherwise transfer (except to an affiliate of the Company that agrees to be bound by the Stockholder Agreement) any of Salton/Maxim's equity securities except pursuant to certain public offerings or open market transactions after the third anniversary of the closing of the purchase and sale of the New Issue Shares or in transactions approved by a majority of Salton/Maxim's directors not designated by the Company.

          Board Representation. Except after a period of 30 consecutive days during which the Company's interest in Salton/Maxim is less than 15%, the Company will have the right to designate that number of directors that will result in the total number of directors designated by the Company being equal to the product (rounded up to the nearest whole number) of (i) the total number of directors then on the Board, and (ii) the Company's percentage ownership interest in Salton/Maxim at that time; provided that the number of directors designated by the Company will in no event exceed 50% of the total number of directors. Accordingly, upon closing of the purchase and sale of the New Issue Shares, the Company will be entitled to designate 50% of the total number of directors on the Board of Salton/Maxim.

          Registration Rights Agreement. The Company will have the right to require Salton/Maxim to file certain registration statements with respect to the New Issue Shares upon demand, and will also have certain "piggyback" registration rights. Expenses relating to registrations (other than selling expenses and commissions) will generally be payable by Salton/Maxim.

MARKETING COOPERATION AGREEMENT

     The Marketing Cooperation Agreement required under the terms of the Stock Purchase Agreement to be executed and delivered at the closing of the issuance and sale of the New Issue Shares provides, among other things, for the following:

          Pursuant to the Marketing Cooperation Agreement, until the Company's interest in Salton/Maxim is less than 30% for at least ten consecutive days, each of the Company and Salton/Maxim has agreed to participate in a variety of mutually satisfactory marketing cooperation efforts designed to expand the market penetration of each party through, among other things:
     (i) the expansion of distribution bases or channels; (ii) the possible use of co-branding or housebrand strategies for certain products; and (iii) the possible coordination of promotional activities. Notwithstanding the foregoing, any transaction or series of related transactions between the Company and Salton/Maxim arising from or relating to any such marketing cooperation efforts must be approved by a majority of Salton/Maxim's directors not designated by the Company.

                                 LEGAL MATTERS

     The validity of the Shares being offered hereby is being passed upon for the Company by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., 1221 Brickell Avenue, Miami, Florida 33131.

                                    EXPERTS

     The financial statements of the Company and its subsidiaries as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference in this Prospectus and Registration Statement from the Company's Proxy Statement dated June 10, 1996 in reliance upon the report of Grant Thornton LLP, independent certified public accountants, which is incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Salton/Maxim as of and for the year ended July 1, 1995, incorporated in the prospectus by reference to the Proxy Statement of Salton/Maxim dated June 10, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in, or annexed as exhibits to, such Registration Statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is hereby made to such Registration Statement, including the exhibits thereto. Copies of the Registration Statement, including exhibits, may be obtained from the aforementioned public reference facilities of the Commission upon payment of the fees prescribed by the Commission, or may be examined without charge at such facilities. The Registration Statement may also be obtained through the Commission's Internet address at "http://www.sec.gov." Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                        WINDMERE-DURABLE HOLDINGS, INC.

                         PRO FORMA FINANCIAL STATEMENTS

     The pro forma statements of operations for the three months ended March 31, 1996 and for the year ended December 31, 1995 give effect to the current assumptions relating to the issuance and sale of the New Issue Shares and the proposed acquisition of Salton/Maxim as described under Windmere-Durable Holdings, Inc. Notes to Pro Forma Financial Statements below, assuming such proposed acquisition had occurred as of January 1, 1996 and 1995, respectively. The pro forma balance sheet gives effect to the current assumptions relating to the proposed acquisition of Salton/Maxim as if it had occurred on March 31, 1996.

     The pro forma financial statements have been derived from and should be read in conjunction with the historical financial statements included elsewhere herein. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have occurred had the proposed acquisition of Salton/Maxim been consummated on the date assumed; nor is the pro forma information intended to be indicative of the Company's future results of operations or financial position.

                       PRO FORMA STATEMENT OF OPERATIONS
             FOR THE THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)

                                                                                              PRO FORMA
                                                           COMPANY      PRO FORMA           TO REFLECT THE
                                                          HISTORICAL   ADJUSTMENTS   NOTE    TRANSACTION
                                                          ----------   -----------   ----   --------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales...................................................   $ 40,440       $                    $ 40,440
Cost of Goods Sold......................................     31,837                              31,837
                                                          ----------   -----------          --------------
  Gross Profit..........................................      8,603                               8,603
Selling, General and Administrative Expenses............      8,050                               8,050
                                                          ----------   -----------          --------------
  Operating Profit......................................        553                                 553
Other (Income) Expense
  Interest Expense......................................        133         214      (1)            347
  Interest and Other Income.............................       (475)                               (475)
                                                          ----------   -----------          --------------
                                                               (342)        214                    (128)
                                                          ----------   -----------          --------------
Earnings (Loss) Before Equity in Net Loss of Joint
  Ventures and Income Taxes.............................        895        (214)                    681
Equity in Net Loss of Joint Ventures....................       (225)       (352)     (2)           (577)
                                                          ----------   -----------          --------------
Earnings (Loss) Before Income Taxes.....................        670        (566)                    104
Income Taxes (benefit)..................................
Current.................................................        (98)                                (98)
Deferred................................................        472                                 472
                                                          ----------   -----------          --------------
                                                                374                                 374
                                                          ----------   -----------          --------------
          Net Earnings (Loss)...........................   $    296       $(566)               $   (270)
                                                            =======    =========             ==========
Earnings Per Common Share and Common Equivalent Share...   $    .02                            $   (.01)
                                                            =======                          ==========
Average Number of Common Shares and Common Equivalent
  Shares Outstanding....................................     17,622                  (4)         18,370
                                                            =======                          ==========
Dividends Per Common Share..............................   $    .05                            $    .05
                                                            =======                          ==========

                  See Notes to Pro Forma Financial Statements.

                        WINDMERE-DURABLE HOLDINGS, INC.

                       PRO FORMA STATEMENT OF OPERATIONS
                FOR THE YEAR ENDED DECEMBER 31, 1995 (UNAUDITED)

                                                                                             PRO FORMA
                                                          COMPANY      PRO FORMA           TO REFLECT THE
                                                         HISTORICAL   ADJUSTMENTS   NOTE    TRANSACTION
                                                         ----------   -----------   ----   --------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales..................................................   $ 187,777     $                     $187,777
Cost of Goods Sold.....................................     146,907                            146,907
                                                         ----------   -----------          --------------
  Gross Profit.........................................      40,870                             40,870
Selling, General and Administrative Expenses...........      37,625                             37,625
                                                                      -----------          --------------
Unusual or non-recurring items.........................       8,000                              8,000
                                                         ----------                        --------------
  Operating (Loss).....................................      (4,755)                            (4,755)
Other (Income) Expense
  Interest Expense.....................................         578         868     (1)          1,446
  Interest and Other Income............................      (2,562)                            (2,562)
                                                         ----------   -----------          --------------
                                                             (1,984)        868                 (1,116)
                                                         ----------   -----------          --------------
Loss Before Equity in Net Earnings (Loss) of Joint
  Ventures and Income Taxes............................      (2,771)       (868)                (3,639)
Equity in Net Earnings (Loss) of Joint Ventures........        (393)        376     (2)            (17)
                                                         ----------   -----------          --------------
Loss Before Income Taxes...............................      (3,164)       (492)              $ (3,656)
Income Taxes (benefit)
  Current..............................................      (1,243)                            (1,243)
  Deferred.............................................         (38)                               (38)
                                                         ----------   -----------          --------------
                                                             (1,281)                            (1,281)
                                                         ----------   -----------          --------------
Net (Loss).............................................   $  (1,883)    $  (492)              $ (2,375)
                                                           ========   =========             ==========
Earnings Per Common Share and Common Equivalent
  Share................................................   $    (.11)                          $   (.13)
                                                           ========                         ==========
Average Number of Common Shares and Common Equivalent
  Shares Outstanding...................................      17,227                 (4)         17,975
                                                           ========                         ==========
Dividends per Common Share.............................   $     .20                           $    .20
                                                           ========                         ==========

                  See Notes to Pro Forma Financial Statements.

                        WINDMERE-DURABLE HOLDINGS, INC.

                            PRO FORMA BALANCE SHEET
                                 MARCH 31, 1996
                                  (UNAUDITED)

                                                                                            PRO FORMA
                                                       COMPANY      PRO FORMA             TO REFLECT THE
                                                      HISTORICAL   ADJUSTMENTS    NOTE     TRANSACTION
                                                      ----------   -----------   ------   --------------
                                                                        (IN THOUSANDS)
                                                 ASSETS
CURRENT ASSETS
Cash & Cash Equivalents.............................   $  11,693     $(3,294)       (3)      $  8,399
Accounts and Notes Receivable, less allowance of
  $1,084............................................      33,626                               33,626
Receivables from Affiliates.........................      10,968                               10,968
Inventories
  Raw Materials.....................................      16,295                               16,295
  Work-in-process...................................      21,081                               21,081
  Finished Goods....................................      41,182                               41,182
                                                      ----------   -----------            --------------
          Total Inventories.........................      78,558                               78,558
Prepaid Expenses....................................       2,990                                2,990
Future Income Tax Benefits..........................       1,250                                1,250
                                                      ----------   -----------            --------------
          Total Current Assets......................     139,085      (3,294)                 135,791
INVESTMENTS.........................................                  21,623     (2)(3)        21,623
PROPERTY, PLANT & EQUIPMENT -- AT COST, less
  accumulated depreciation of $41,846...............      30,489                               30,489
OTHER ASSETS........................................      11,992                               11,992
                                                      ----------   -----------            --------------
          TOTAL ASSETS..............................   $ 181,566     $18,329                 $199,895
                                                        ========   =========               ==========
                                              LIABILITIES
CURRENT LIABILITIES
Current Maturities of Long-Term Debt................   $     815     $                       $    815
Accounts Payable....................................       8,849                                8,849
Accrued Expenses....................................       5,806                                5,806
Income Taxes........................................          93                                   93
Deferred Income, current portion....................         598                                  598
                                                      ----------   -----------            --------------
          Total Current Liabilities.................      16,161                               16,161
LONG-TERM DEBT......................................       2,648      10,848        (3)        13,496
DEFERRED INCOME, less current portion...............         517                                  517
STOCKHOLDERS' EQUITY
Special Preferred Stock -- authorized 40,000 shares
  of $.01 par value; none issued
Common Stock -- authorized 40,000 shares of $.10 par
  value; shares issued and outstanding: March 31,
  1996 -- 16,429, Pro Forma March 31,
  1996 -- 17,177....................................       1,643          74        (3)         1,717
Paid-in Capital.....................................      28,028       7,407        (3)        35,435
Retained Earnings...................................     133,326                              133,326
Unrealized Foreign Currency Translation
  Adjustment........................................        (757)                                (757)
                                                      ----------   -----------            --------------
          Total Stockholders' Equity................     162,240       7,481                  169,721
                                                      ----------   -----------            --------------
          TOTAL LIABILITIES & STOCKHOLDERS'
            EQUITY..................................   $ 181,566     $18,329                 $199,895
                                                        ========   =========               ==========

                  See Notes to Pro Forma Financial Statements.

                        WINDMERE-DURABLE HOLDINGS, INC.

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

(1) Records interest expense at the stated rate of 8% on the face value of the note ($10,848) earned during the respective pro forma periods. The note payable matures in five years from date of issuance.

(2) Records company's 50-percent interest in the equity of Salton's net earnings
     (loss) for the respective pro forma periods. All intercompany transactions have been eliminated.

(3) Records the purchase of a 50-percent interest in Salton/Maxim Housewares, Inc. (6,508,572 shares) at a purchase price of $21,623. Purchase includes a cash payment of $3,254 plus $40 in anticipated expenses, a note for $10,848 and 748,112 shares of Windmere common stock valued at a price of $10 per share. The Windmere common stock is valued at the market price of the stock on the date of the purchase agreement.

(4) Includes 748,112 shares of Windmere common stock to be issued to Salton as part of the proposed acquisition.

             ------------------------------------------------------
             ------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES DESCRIBED IN THE COVER PAGE HEREOF, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                             ---------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
                                2,708,112 SHARES

                                WINDMERE-DURABLE
                                 HOLDINGS, INC.

                                  COMMON STOCK
                           -------------------------
                                   PROSPECTUS
                           -------------------------
                                 June 25, 1996
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Registrant estimates that its expenses in connection with the offering described in this registration statement will be as follows:

    Securities and Exchange Commission registration fee........................  $12,494
    Legal fees and expenses....................................................   15,000
    Accounting fees and expenses...............................................    5,000
    Miscellaneous..............................................................    7,506
                                                                                 -------
              Total............................................................  $40,000
                                                                                 =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Registrant's Amended and Restated Articles of Incorporation provide that the Registrant shall indemnify and may insure its officers and directors to the fullest extent permitted by law.

     The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution and (d) willful misconduct or conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws. The effect of the foregoing is to require the Registrant to indemnify the officers and directors of the Registrant for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                                          DESCRIPTION
- ------      ------------------------------------------------------------------------------------
  3.1    -- Amended and Restated Articles of Incorporation of the Registrant filed with the
            Florida Secretary of State on May 17, 1984 (Incorporated by reference to the
            Registrant's Annual Report on Form 10-K for the year ended December 31, 1984)
  3.2    -- Articles of Amendment to Amended and Restated Articles of Incorporation of the
            Registrant filed with the Florida Secretary of State on May 16, 1986 (Incorporated
            by reference to the Registrant's Annual Report on Form 10-K for the year ended
            December 31, 1986)
  3.3    -- Articles of Amendment to Amended and Restated Articles of Incorporation of the
            Registrant filed with the Florida Secretary of State on June 23, 1986 (Incorporated
            by reference to the Registrant's Annual Report on Form 10-K for the year ended
            December 31, 1987)
  3.4    -- Articles of Amendment to Amended and Restated Articles of Incorporation of the
            Registrant filed with the Florida Secretary of State on June 21, 1996
  3.5    -- By-Laws as amended through October 11, 1991 (Incorporated by reference to the
            Registrant's Annual Report on Form 10-K for the year ended December 31, 1991)
  3.6    -- Amendment to October 11, 1991 By-Laws (Incorporated by reference to the Registrant's
            Annual Report on Form 10-K for the year ended December 31, 1992)
  5      -- Opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A.
 23.1    -- Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. (included in its opinion in Exhibit 5)
 23.2    -- Consent of Grant Thornton LLP
 23.3    -- Consent of Deloitte & Touche, LLP
 24      -- Reference is made to the Signatures section of this Registration Statement for the
            Power of Attorney contained therein

ITEM 17.  UNDERTAKINGS.

     (a) The Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (2) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (3) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami Lakes, State of Florida on this 24th day of June, 1996.

                                          WINDMERE CORPORATION

                                          By:     /s/  DAVID M. FRIEDSON
                                            ------------------------------------
                                                     David M. Friedson,
                                                         President

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David M. Friedson and Burton A. Honig, respectively, his true and lawful attorney-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto, and other documents to be filed in connection therewith, including any registration statement pursuant to Rule 462 under the Securities Act, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, acting alone, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                  TITLE                      DATE
- ---------------------------------------------  ---------------------------------   --------------
         /s/  DAVID M. FRIEDSON                Director and President              June 24, 1996
- ---------------------------------------------    (Principal Executive Officer)
              David M. Friedson

         /s/  HARRY D. SCHULMAN                Executive Vice President --         June 24, 1996
- ---------------------------------------------    Finance and Administration
              Harry D. Schulman                  (Principal Financial Officer)

          /s/  BURTON A. HONIG                 Vice President -- Finance           June 24, 1996
- ---------------------------------------------    (Principal Accounting Officer)
               Burton A. Honig

           /s/  BERTLEY SAGER                  Director                            June 24, 1996
- ---------------------------------------------
                Bertley Sager

          /s/  JERALD I. ROSEN                 Director                            June 24, 1996
- ---------------------------------------------
               Jerald I. Rosen

          /s/  HAROLD STRAUSS                  Director                            June 24, 1996
- ---------------------------------------------
               Harold Strauss

                                               Director                            June   , 1996
- ---------------------------------------------
                   Lai Kin

                                               Director                            June   , 1996
- ---------------------------------------------
                 Raymond So

                  SIGNATURE                                  TITLE                     DATE
- ---------------------------------------------  ---------------------------------  --------------


            /s/ Leonard Glazer                 Director                            June 24, 1996
- ---------------------------------------------
              Leonard Glazer


- ---------------------------------------------  Director                            June   , 1996
          Barbara Friedson Garrett


         /s/  FELIX S. SABATES                 Director                            June 24, 1996
- ---------------------------------------------
              Felix S. Sabates

                                               Director                            June   , 1996
- ---------------------------------------------
                 Desmond Lai

                                               Director                            June   , 1996
- ---------------------------------------------
               Thomas J. Kane


           /s/  SUSAN J. GANZ                  Director                            June 24, 1996
- ---------------------------------------------
                Susan J. Ganz